Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Global Cord Blood Corporation

We consent to the incorporation by reference in the registration statements (No. 333 -183143 and No. 333 - 213730) on Form F-3 of Global Cord Blood Corporation (formerly known as China Cord Blood Corporation) of our reports dated July 23, 2018, with respect to the consolidated balance sheets of Global Cord Blood Corporation and subsidiaries as of March 31, 2017 and 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the “consolidated financial statements”) and the effectiveness of internal control over financial reporting as of March 31, 2018, which reports appear in the March 31, 2018 annual report on Form 20-F of Global Cord Blood Corporation.

/s/ KPMG Huazhen LLP

Beijing, China
July 23, 2018